# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Reservoir Media, Inc., CIK 0001824403
CUSIP: 76119X105
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 VARICK STREET, SUITE 801, NEW YORK, New York (NY), 10014
Date of event which requires filing of this statement: 03/03/2026
Amends the filing with accession number 0000950142-21-002571
Filed by CIK 0001874181
Persons authorized to receive notices and communications: Wesbild, Inc., c/o Persis Holdings Ltd., Ste 2600-Royal Centre, 1055 W Georgia St, Vancouver, British Columbia Canada (A1), V6E 3P3, (604) 694-8800; Hassan Khosrowshahi, c/o Persis Holdings Ltd., Ste 2600-Royal Centre, 1055 W Georgia St, Vancouver, British Columbia Canada (A1), V6E 3P3, (604) 694-8800

## Reporting persons
- Wesbild, Inc. (CIK 0001874181): type of reporting person: corporation (CO); citizenship or place of organization: Washington (WA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 28,576,573; sole dispositive power 0; shared dispositive power 28,576,573; aggregate amount beneficially owned 28,576,573 (43.6% of the class)
  Comment: This percentage is calculated based upon 65,600,219 shares of common stock, par value $0.0001 per share ("Common Stock"), of Reservoir Media, Inc. (the "Issuer") issued and outstanding as of January 26, 2026 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the "Commission") on February 4, 2026.
- Hassan Khosrowshahi: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 28,776,573; sole dispositive power 0; shared dispositive power 29,276,573; aggregate amount beneficially owned 29,276,573 (44.6% of the class)
  Comment: This percentage is calculated based upon 65,600,219 shares of Common Stock of the Issuer issued and outstanding as of January 26, 2026 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on February 4, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Reservoir Media, Inc.
Address of issuer's principal executive offices: 200 VARICK STREET, SUITE 801, NEW YORK, New York (NY), 10014
Comment: This Amendment No. 1 ("Amendment") amends and supplements the Schedule 13D, originally filed on August 6, 2021 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D"). Except as set forth herein, the Original Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Amendment is not being filed as a result of any particular acquisition or disposition of shares of Common Stock by the Reporting Persons, but is being filed in connection with the Proposal (as defined below).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended to incorporate the following at the end thereof:

On March 3, 2026, Wesbild and Richmond Hill Investment Co., LP ("RH" and, together with Wesbild, the "Investors"), jointly submitted to the board of directors of the Issuer (the "Board") a preliminary non-binding proposal (the "Proposal") to acquire all of the outstanding shares of Common Stock of the Issuer that are not already owned by the Investors in a going private transaction (the "Proposed Transaction").

Under the Proposal, the Investors propose to acquire all of the outstanding shares of the Issuer's Common Stock not already owned by the Investors, directly or indirectly, including through a vehicle controlled by Wesbild, for a purchase price in cash of $10.50 per share, representing an approximately 39% premium over the closing price of the Issuer's Common Stock on February 25, 2026, the trading day immediately prior to the day that the Issuer's receipt of an unsolicited acquisition offer was first publicly reported, and approximately 41% over the 90-day volume-weighted average trading price (through February 25, 2026) of the Issuer's Common Stock.

The Proposed Transaction will be financed through financing obtained by or available to RH. The Proposal is not subject to RH's ability to obtain financing and is not subject to a financing condition or contingency.

As indicated in the Proposal, the Investors expect that the Board will form a special committee of independent and disinterested directors (the "Special Committee") of the Board, which will be fully empowered to review and accept or reject the Proposal or any other proposal the Investors or any unaffiliated third party may make. The Investors expect that the Special Committee will select and engage independent legal and financial advisors to advise it in connection with the Proposal. The Investors do not intend to move forward with the Proposal unless it is approved by such a Special Committee.

If the Proposed Transaction is completed, the Issuer's Common Stock would become eligible for termination of registration pursuant to the Exchange Act, including Section 12(g)(4) thereof, and would be delisted from The Nasdaq Stock Market LLC. In addition, the consummation of the Proposed Transaction could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board of the Issuer (if the Issuer is the surviving company in the merger), and a change in the Issuer's charter and bylaws to reflect that the Issuer would become a privately held company.

There can be no assurance that any discussions that may occur between the Investors and the Issuer with respect to the Proposal will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction will be subject to a number of contingencies that are beyond the control of the Investors, including the approval of the Board and the Special Committee, if formed, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement, including receipt of all necessary regulatory approvals. References to the Proposal in this Amendment are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference in its entirety.

"Investors" as defined herein includes Wesbild and RH and does not include any of the other reporting persons referenced on the Schedule 13D amendment filed by RH and certain other reporting persons on even date hereof. Except as may be required by law, the Reporting Persons do not intend to disclose developments with respect to the foregoing unless and until the Board and the Investors have approved a specific transaction, if any, and the Investors and the Board have then entered into a definitive agreement to effect such transaction or discussions concerning such transaction have been terminated.

Other than as described in this Item 4, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons originally acquired the Common Stock reported herein for investment purposes. The Reporting Persons intend to continue to regularly review and assess their investment in the Issuer and depending on market conditions and other factors, may, at any time and from time to time without prior notice, make additional purchases of the Common Stock either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Stock, including Wesbild disposing a portion of its equity investment to RH in connection with and subject to the closing of the Proposed Transaction, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, including the Common Stock. The Investors intend to engage in, among other activities, due diligence activities, communications and negotiations with the Special Committee, the Board, the Issuer's management, advisors, other stakeholders (including the Issuer's security holders and the Issuer's contractual and operational counterparties and regulators), regulatory authorities in respect of the terms, conditions and other matters relating to a potential transaction involving the Issuer and its securities, including the potential transaction described in the Proposal, and a broad range of other strategic, financial and operational matters and may encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (11) and (13) of the cover pages of this Amendment is incorporated by reference into this Item 5(a).

The Reporting Persons and RH may be deemed to constitute a Section 13(d) group as a result of the Proposal. However, this Amendment only reflects securities directly or indirectly held by the Reporting Persons and, in this regard, the Reporting Persons disclaim beneficial ownership of the securities not reflected on the cover pages hereto. This Amendment shall not be construed as an admission that either Reporting Person is, for purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any securities covered by this Amendment or member of a Section 13(d) group with RH, and the Reporting Persons expressly disclaim membership in any such group.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages of this Amendment is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment, the Reporting Persons have not engaged in any transactions within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended to incorporate the following at the end thereof:

Wesbild Holdings Ltd. (the "Borrower"), an affiliate of Wesbild, is party to a line of credit with Royal Bank of Canada as lender (the "LOC") whereby the Borrower may borrow up to C$60,000,000 at any time. In connection with the LOC, Wesbild as guarantor pledged 28,226,573 shares of Common Stock reported on this Schedule 13D as collateral to secure the obligations of the Borrower under the LOC, which is subject to customary terms and conditions. As of the date of this Amendment, no amounts are outstanding under the LOC.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.2 Proposal dated March 3, 2026 from Richmond Hill Investment Co., LP and Wesbild, Inc. to the Board of Directors of Reservoir Media, Inc.

Exhibit 99.3 Preliminary Summary of Terms between Richmond Hill Investment Co., LP and Wesbild, Inc., dated as of March 3, 2026.

## Signatures
- Wesbild, Inc.: /s/ Hassan Khosrowshahi, Hassan Khosrowshahi, Chairman (03/03/2026)
- Hassan Khosrowshahi: /s/ Hassan Khosrowshahi, Hassan Khosrowshahi (03/03/2026)